UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Jan  Gesmar-Larsen
   Milbanke House, Western Rd.
   , Bracknell, Berkshire RG12 1RW
2. Issuer Name and Ticker or Trading Symbol
   Dell Computer Corporation  (DELL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   8/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President and President of Europe, Middle East and Africa
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |8/23/ |M   | |230000            |A  |$6.040     |                   |D     |                           |
                           |1999  |    | |                  |   |           |                   |      |                           |
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Common Stock               |8/23/ |S   | |252880            |D  |$45.0298   |114240 1           |D     |                           |
                           |1999  |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Nonqualified Stock Opt|$6.040  |8/23/|M   | |230000     |D  |2    |5/17/|Common Stock|230000 |N/A    |1050000     |D  |            |
ions                  |        | 1999|    | |           |   |     |04   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$9.26   |     |    | |           |   |3    |7/16/|Common Stock|       |       |192000      |D  |            |
ions                  |        |     |    | |           |   |     |03   |            |       |       |            |   |            |
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Nonqualified Stock Opt|$28.899 |     |    | |           |   |4    |7/15/|Common Stock|       |       |86520       |D  |            |
ions                  |        |     |    | |           |   |     |08   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Represents 114,240 shares of restricted stock to vest in accordance to the following schedule: 22,880 shares on 8/4 of each year from 2000 through 2003 and 22,720 shares on 7/28/04.
2. Exercisable in accordance with the following schedule: 90,000 shares currently exercisable and 320,000 shares on 8/4 of each year from 2000 through 2002.
3. Exercisable in accordance with the following schedule: 48,000 shares on 7/18 of each year from 1999 through 2002.
4. Exercisable in accordance with the following schedule: 17,304 shares on 7/17 of each year from 2003 through 2007.